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888 N. Douglas Street, Suite 100
El Segundo, CA 90245
April 10, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Eranga Dias

Re:    Beyond Meat, Inc.
Registration Statement on Form S-3 (File No. 333-278033)
Request for Acceleration of Effective Date
To the addressee set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Beyond Meat, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-278033) (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on April 12, 2024, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Cathy Birkeland at (312) 876-7681.
Thank you for your assistance in this matter.
Sincerely,

BEYOND MEAT, INC.
By:	/s/ Lubi Kutua
Lubi Kutua
Chief Financial Officer and Treasurer

cc:	Ethan Brown, Beyond Meat, Inc.
Teri Witteman, Beyond Meat, Inc.
Gregory P. Rodgers, Latham & Watkins LLP
Cathy A. Birkeland, Latham & Watkins LLP